W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.
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April 26, 2018

VIA EDGAR TRANSMISSION

Mr. Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Teucrium Commodity Trust

Teucrium Corn Fund

Post-Effective Amendment No. 3 Filed on Form S-1 (File Nos. 333-210010)

Teucrium Wheat Fund

Post-Effective Amendment No. 2 Filed on Form S-1 (File No. 333-212481)

Dear Mr. Garrison:

On behalf of Teucrium Commodity Trust (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us telephonically on April 24, 2018 with regard to Post-Effective Amendment No. 3 filed with the Commission on Form S-1 on April 20, 2018 with respect to Teucrium Corn Fund (File No. 333-210010) and Post-Effective Amendment No. 2 filed with the Commission on Form S-1 on April 20, 2018 with respect to Teucrium Wheat Fund (File No. 333-212481) (each, a “Post-Effective Amendment” and, together, the “Post-Effective Amendments”).

For ease of reference, the Staff’s comment is set forth below, followed by the Registrant’s response.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus.

Comment:
The prospectus contains disclosure, under the sub-heading “Governing Law. Consent to Delaware Jurisdiction,” stating that “[t]he Sponsor, the Trust, the Fund and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware.” Please add a risk factor related to this “exclusive forum” disclosure. The risk factor should contain the following elements: (1) disclose the impact of such exclusive forum on the rights of Shareholders; (2) describe the reason that the exclusive forum was adopted; and (3) address the enforceability of such exclusive forum provision under Delaware law.

Response:
In considering the Staff’s comment, we have reviewed the Registrant’s Trust Agreement and also have reviewed the trust agreements of other exchange traded funds registered under the Securities Act of 1933, as amended, which contain explicit “exclusive forum” provisions. After completing such review, the Registrant noted that its Trust Agreement does not contain any explicit “exclusive forum” provisions.

As a result, the Registrant has revised the prospectus to remove the references to the exclusive forum and to conform the prospectus disclosure to the Trust Agreement, as indicated in the blackline below. In addition, the Registrant has amended the Table of Contents to reflect the change in the title of the sub-heading.

As a result of this revision, the Registrant believes that a risk factor related to exclusive forum is inapplicable.

Governing Law. ~~Consent to Delaware Jurisdiction~~

The rights of the Sponsor, the Trust, the Fund, DTC (as registered owner of the Fund’s global certificate for Shares) and the Shareholders are governed by the laws of the State of Delaware, except with respect to causes of action for violations of U.S. federal or state securities laws. The Trust Agreement and the effect of every provision thereof shall control over any contrary or limiting statutory or common law of the State of Delaware, other than the Delaware Trust Statute. ~~The Sponsor, the Trust, the Fund and DTC and, by accepting Shares, each DTC Participant and each Shareholder, consent to the jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over the Sponsor, the Trust or the Fund.~~

We understand that the Staff’s comment was made with respect to the Post-Effective Amendments. However, the Registrant also has made conforming changes to Pre-Effective Amendment No. 1 filed with the Commission on Form S-1 on April 20, 2018 with respect to Teucrium Agricultural Fund (File No. 333-223943), Pre-Effective Amendment No. 1 filed with the Commission on Form S-1 on April 20, 2018 with respect to Teucrium Soybean Fund (File No. 333-223940), and Pre-Effective Amendment No. 1 filed on Form S-1 on April 20, 2018 with respect to Teucrium Sugar Fund (File No. 333-223941) (each a “Pre-Effective Amendment”). Thus, references in this letter to “the prospectus” should be understood as referring to the applicable Pre-Effective Amendment or Post-Effective Amendment.

Very truly yours,

W. Thomas Conner
Shareholder*

WTC/BRH

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